FORT PITT CAPITAL FUNDS
680 Andersen Drive, Foster Plaza Ten,
Pittsburgh, Pennsylvania 15220
February 25, 2010

VIA EDGAR TRANSMISSION

Mr. Larry L. Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fort Pitt Capital Funds (the “Trust”)
File Nos.: 333-69326 and 811-10495

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on February 17, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 13 to its Registration Statement on Form N-1A.  PEA No. 13 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on December 21, 2009 for the purpose of conforming the Trust’s Prospectus for its series, the Fort Pitt Capital Total Return Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust will file PEA No. 14 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 13 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Prospectus:

1.	In the “Fees and Expenses” table of the Summary Section, please delete footnotes 1 and 2.

The Trust responds by making the requested change and renumbering the remaining footnotes.

2.
In the footnote to the “Fees and Expenses” table, the expense reimbursement commitment should carry through for at least one year from the effective date of the registration statement, rather than provisionally ending on May 17, 2010, in order to be described in this manner.

The Trust responds by revising the expense reimbursement commitment through to May 17, 2011, and will make the corresponding revision in the summary section.

3.	In the footnote to the “Fees and Expenses” table, please describe the expenses that will not be paid or reimbursed by the Adviser, besides Acquired Fund Fees and Expenses.

The Trust responds by revising the footnote as follows:

“The Advisor has entered into an Expense Waiver and Assumption Agreement (the “Agreement”) with Fort Pitt Capital Funds, on behalf of the Fund.  Under the Agreement, the Advisor has contractually agreed to waive its advisory fees and assume as its own expense certain expenses otherwise payable by the Fund to ensure that Total Annual Fund Operating Expenses Less Expense Waiver/ Reimbursement (excluding interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses and extraordinary expenses) do not exceed 1.24% of the Fund's average daily net assets.  Under certain conditions, the Advisor may recapture any fees or expenses it has waived or reimbursed within a three-year period starting from the inception of the Fund and rolling forward on a monthly basis.  The Agreement’s term expires on May 17, 2011. For the Fund's most recent fiscal year, Total Annual Fund Operating Expenses Less Expense Waiver/Reimbursement (excluding Acquired Fund Fees and Expenses) were 1.24%.”

4.
The last sentence of the second paragraph under “Principal Investment Strategies of the Fund” states that the Fund may invest in ADRs.  If investing in ADRs is a principal investment strategy then a risk factor should be added.  Alternatively, if investing in ADRs is not a principal investment strategy of the Fund then this sentence should be deleted.

The Trust responds by revising this section to add the following risk factor as follows:

“American Depositary Receipts (“ADRs”) Risks: American Depositary Receipts are equity securities traded on U.S. exchanges that are generally issued by banks or trust companies to evidence ownership of foreign equity securities.  Investing in ADRs may involve risks in addition to the risks in domestic investments, including less regulatory oversight and less publicly-available information, less stable governments and economies, and non-uniform accounting, auditing and financial reporting standards.”

5.
In the section entitled “More Information about the Fund’s Principal Investment Strategies, Principal Risks and Disclosure of Portfolio Holdings – Investment Goal and Principal Investment Strategies,” please delete the caption heading entitled “Types of Investments.”

The Trust responds by making the requested change.

6.
In the section entitled “More Information about the Fund’s Principal Investment Strategies, Principal Risks and Disclosure of Portfolio Holdings – Investment Goal and Principal Investment Strategies,” the paragraph previously captioned as “Types of Investments” states that the Fund may invest in small capitalization companies.  If investing in small capitalization companies is a principal investment strategy then a risk factor should be added.  Alternatively, if investing in small capitalization companies is not a principal investment strategy of the Fund then this reference should be deleted.

The Trust responds by revising this section to add the following risk factor as follows:

“Small Capitalization Company Risk:  Investments in small capitalization companies may be riskier than investments in larger, more established companies. The securities of smaller companies may trade less frequently and in smaller volumes than securities of larger companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Because smaller companies may have limited product lines, markets or financial resources or may depend on a few key employees, they may be more susceptible to particular economic events or competitive factors than large capitalization companies.”

7.
In the section entitled “More Information about the Fund’s Principal Investment Strategies, Principal Risks and Disclosure of Portfolio Holdings – Investment Goal and Principal Investment Strategies,” the section captioned “Temporary and Cash Investments” should be split into two separate sections, in order to minimize confusion between the Fund’s temporary defensive policy and its cash management policy.  In addition, the reference to “high quality” money market instruments should be deleted.

The Trust responds by revising this section as follows:

Temporary Defensive Investments.  The Fund intends to remain primarily invested in common stocks and other equity securities under normal market conditions. However, the Fund has authority to invest up to 100% of its assets in short-term money market instruments for temporary defensive purposes when the Advisor believes market, economic or other conditions are unfavorable for investors.  In temporary defensive situations, the Fund will be unable to pursue its investment goal of long-term capital appreciation and income.

Cash Management. The Fund may also temporarily invest in money market instruments or in U.S. Treasury bills during times when excess cash is generated from new sales of the Fund’s shares, when income is paid on securities held by the Fund or when cash is held pending investment in suitable stocks or other fixed income securities.  To the extent that the Fund uses a money market fund for its cash position, there will be some duplication of expenses due to the Fund’s pro rata portion of such money market fund’s advisory fees and operational expenses.

8.	Consider whether general disclosure about the market’s overall volatility should be included in the Prospectus.

The Trust has added the following statement to the section entitled “Principal Risks of Investing in the Fund”:

“Recent Events. During 2008 and 2009, U.S. and international markets have experienced dramatic volatility.  The securities markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties.  The U.S. and foreign governments have taken numerous steps to alleviate these market conditions.  However, there is no assurance that such actions will be successful.  Continuing market problems may have adverse effects on the Fund.”

9.	In the section entitled “Purchasing Shares – Minimum Investments,” please provide disclosure concerning the duties of the Fund’s Anti-Money Laundering Officer.

The Trust responds by adding the following language:

“The Fund’s Anti-Money Laundering Program is supervised by the Fund’s Anti-Money Laundering Compliance Officers (“AML Officers”), subject to the oversight of the Board of Trustees.  The AML Officers are responsible for establishing, maintaining and enforcing the terms of the Program.  Their duties also include proper record-keeping, periodic reporting to the Trust’s Board of Trustees, and ensuring that the Program complies with changes to applicable law.”

10.	Please revise the third paragraph under the section entitled “Purchasing Shares – Fair Value Pricing” to provide expanded disclosure about the effects of fair valuation.

The Trust has revised the third paragraph to read as follows:

“When fair value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities.  Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different from the value realized upon such security’s sale.  In the case of portfolio securities, lack of information and uncertainty about the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security’s present value.  Fair values generally remain unchanged until new information becomes available.  Consequently, changes in the fair value of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued by an independent pricing service, or based on market quotations.”

*     *     *     *     *     *
If you have any additional questions or require further information, please contact Gregory Gross of Metz Lewis LLC at 412-918-1119 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Fort Pitt Capital Funds

/s/ Douglas W. Kreps
Douglas W. Kreps
President

cc:           Gregory Gross, Metz Lewis LLC
Edward Paz, U.S. Bancorp Fund Services, LLC